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07024715

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fiji Television Network

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 2 8 2007
THOMSON FINANCIAL

FILE NO. 82- 05176 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 6/26/07

Fuji Television Network, Inc. May 15, 2007

Flash Report (Consolidated Basis)

Results for fiscal year ended March 31, 2007

Company Name: **Fuji Television Network, Inc.**

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Kazunobu Iijima, Executive Vice President, Investor Relations

Telephone: +81-3-5500-8258

Date of the General Meeting of the Shareholders: June 28, 2007

Planned filing of an annual security report: June 28, 2007 Planned start of dividend payments: June 29, 2007

(Figures less than ¥1 million have been omitted.)

1. Consolidated Performance

(1) Operating Results

Years ended March 31 Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2007	582,660	(1.8)	42,325	(16.6)	45,995	(8.6)	24,846	119.0
2006	593,493	24.5	50,724	16.4	50,340	13.2	11,345	(50.3)

	Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total assets ratio	Operating income-to-operating revenues ratio
	Yen	Yen	%	%	%
2007	10,811.13	—	5.4	6.5	7.3
2006	5,109.42	—	2.4	7.3	8.6

(Reference) Gain (Loss) on investment by equity method: 2007: ¥2,536 million, 2006: ¥1,312 million

(2) Financial Position

At March 31

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2007	731,496	469,586	63.3	201,008.38
2006	692,357	462,903	66.9	200,803.02

(Reference) Total shareholders' equity: March 31, 2007: ¥462,941 million, March 31, 2006: —

(3) Cash Flows

Years ended March 31

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financial activities	Cash and cash equivalent at end of year
	Million of yen	Million of yen	Million of yen	Million of yen
2007	60,718	(18,206)	(9,013)	104,324
2006	45,786	(69,748)	(28,642)	71,163

2. Dividends

Years ended/ending March 31

Record date	Dividends per share: Interim dividends (Yen)	Dividends per share: Year-end dividends (Yen)	Dividends per share: Total (Yen)	Total amount of dividends (for the entire fiscal year) (Million of yen)	Payout ratio (%)	Dividends-to-net assets ratio (%)
2006	2,000.00	2,000.00	4,000.00	10,205	78.3	2.0
2007	2,000.00	3,000.00	5,000.00	11,515	46.2	2.5
2008 (Forecast)	1,800.00	1,800.00	3,600.00		39.5	

3. Forecasts for Fiscal Year ending March 31, 2008

Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period	282,500	(2.2)	11,800	(51.1)	13,300	(49.3)
Fiscal year	586,000	0.6	34,100	(19.4)	37,300	(18.9)

	Net income		Net income per share
	Millions of yen	%	Yen
Interim period	6,900	(54.6)	2,995.97
Fiscal year	21,000	(15.5)	9,118.16

4. Other

1. Significant changes in subsidiaries during the subject fiscal year (Transfer of particular subsidiaries following a change in the scope of consolidation): None
2. Changes in accounting rules, procedures or method of presentation relating to the preparation of the consolidated financial statements (Matters included in changes to significant items that form the basis for preparation of the consolidated financial statements).

   a. Changes in accordance with revisions to accounting standards: Yes

   b. Other changes: None

3. Number of Shares Outstanding (Common stock)

   Number of shares outstanding at fiscal year-end:

   2007: 2,364,298.00 shares 2006: 2,938,002.84 shares

   Number of treasury stocks at fiscal year-end:

   2007: 61,202 .00shares 2006: 634,906.84 shares

(Reference) Flash Report (Non-Consolidated Basis)

Results for fiscal year ended March 31, 2007

1. Non-Consolidated Performance

(1) Operating Results

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2007	377,875	(1.0)	35,294	(11.3)	38,165	(4.7)	23,904	309.4
2006	381,564	1.5	39,804	2.6	40,038	(0.3)	5,838	(73.4)

	Net income per share	Net income per share after dilution
	Yen	Yen
2007	10,379.27	—
2006	2,117.61	—

(2) Financial Position

At March 31 (Figures less than ¥1 million have been omitted.)

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2007	614,290	429,683	69.9	186,567.67
2006	715,610	575,935	80.5	200,172.45

(Reference) Total shareholders' equity: March 31, 2007: ¥429,683 million, March 31, 2006: —

2. Forecasts for Fiscal Year ending March 31, 2008

Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period	190,600	0.8	10,500	(45.5)	12,300	(43.2)
Fiscal year	378,700	0.2	26,500	(24.9)	28,600	(25.1)

	Net income		Net income per share
	Millions of yen	%	Yen
Interim period	7,600	(50.5)	3,299.91
Fiscal year	16,600	(30.6)	7,207.69

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

1. BUSINESS PERFORMANCE AND FINANCIAL POSITION

(1) Analysis of Business Performance

[Business Performance in the Subject Fiscal Year]

The Japanese economy continued its recovery during the subject fiscal year against a background of expanding corporate profits, increasing capital investment, and a continuing improvement in the employment situation. On the other hand, the advertising market, despite such major sports events as the 2006 FIFA World Cup in the first half of the subject fiscal year, was stagnant overall due to the impact of a number of negative factors, including the lack of big events on the scale of the Turin Olympics held in the previous fiscal year, no apparent positive sentiment in the personal consumption sector, and voluntary restraints on advertising placements by consumer finance companies.

In this environment, Fuji Television again received a "quadruple crown" in viewer ratings for the subject fiscal year, with viewer support allowing it to capture the top spots in the golden time (19:00-22:00), prime time (19:00-23:00), all day (06:00-24:00), and non-prime time (06:00-19:00 and 23:00-24:00) slots. Retaining this leading position for the third consecutive year has provided the underlying support for Fuji Television's business performance. Nonetheless, Fuji Television's consolidated net sales in the subject fiscal year fell 1.8% to ¥582,660 million due to the fact that television broadcasting revenue, the major source of income for the company, did not reach the level of the previous fiscal year, in which it had posted a new record for sales.

Operating income also decreased 16.6% to ¥42,325 million. Although it increased in Program Production and Related Business due to efficient spending there, it declined in the Broadcasting Businesses. Direct Marketing Business and Other Businesses also saw poor results. Recurring profit fell 8.6% to ¥45,995 million despite an increase in non-operating income that included equity in earnings of unconsolidated subsidiaries and affiliates and an increase in dividend income, as declines in new stock issuance expenses and corporate bond issuance expenses were also recorded.

On the other hand, net income for the subject fiscal year rose 119% to ¥24,846 million, boosted by a huge fall in extraordinary losses resulting from a backlash to the huge losses on the sale of investment securities posted in the previous fiscal year.

Results by operating segment are as follows.

Years ended March 31

	Net sales			Operating income		
	2006	2007	Change	2006	2007	Change
	Millions of yen	Millions of yen	%	Millions of yen	Millions of yen	%
Broadcasting	410,003	402,789	(1.8)	40,936	36,205	(11.6)
Program Production and Related Business	53,207	52,494	(1.3)	3,230	3,702	14.6
Direct Marketing	69,739	67,321	(3.5)	1,279	(1,664)	—
Video and Music	73,566	74,330	1.0	3,956	3,561	(10.0)
Other	60,096	59,116	(1.6)	2,128	729	(65.7)
Eliminated	(73,120)	(73,392)	—	(807)	(208))	—
Total	593,493	582,660	(1.8)	50,724	42,325	(16.6)

Broadcasting

The Broadcasting segment represents the earnings of Fuji Television and Nippon Broadcasting, and it includes the Television Broadcasting business and the Radio Broadcasting business.

Sales in the Television Broadcasting business fell 1.0% from the previous fiscal year, to ¥377,875 million.

Television broadcasting revenue, the main component of the Television Broadcasting business, fell overall by 1.0% from the previous fiscal year to ¥293,728 million. Although the continued strong performance of Fuji Television's viewer ratings enabled the company to ensure time advertising sales (program sponsorship sales) at about the same level as in the last period, there was a fall in spot advertising sales (sales of commercials that are unrelated to sponsorship and are mainly broadcast before and after programs), which are comparatively susceptible to the impact of advertising market conditions, as they suffered a backlash from the strong results of the same period in the previous fiscal year.

Looking at network time advertising sales, the time advertising sales for nationwide broadcasts, regular program sales were lower in the October new programming season than they had been in the same period in the previous fiscal year but they were still higher over the entire fiscal year because there were fewer cancellations of regular programming in order to schedule one-off programming. In general, one-off programming can be sold at a higher rate than regular programming and this fiscal year featured broadcasts of the 2006 FIFA World Cup Germany in June and July, the 2006 Women's World Volleyball Grand Prix in August and September, and the World Figure Skating Championships 2007 in Tokyo in March, among others. Nonetheless, one-off programming sales were lower than in the previous fiscal year due to the large decline in sales after the end of the Turin Olympics 2006, and also due to a 50% decline in the number of evening baseball games broadcast. As a result, sales in the subject fiscal year decreased to ¥134,830 million, 0.2% lower than in the previous fiscal year.

Looking at local time advertising sales for broadcasts to the Kanto region, regular program sales performed strongly and one-off programming proposed by sponsors also increased. Due to these and other factors, sales in the subject fiscal year rose to ¥22,836 million, 1.2% higher than in the previous fiscal year.

Spot advertising sales were lower in every month of the first half of the fiscal year than in the same month in the previous fiscal year, reflecting the stagnant advertising market. The second half of the year saw the spot market regain its vigor in December and a new record for single-month sales posted in February, and we were able to achieve a better result for the second half overall than in the second half of the previous fiscal year. However, this was not enough to compensate for the decline in the first half, so there was a fall in sales over the entire fiscal year. By industry type, the value of advertising placements increased for companies in such industries as beverages (both alcoholic and non-alcoholic); communications, which performed strongly due to the introduction of the number portability system; business, precision, and optical devices, such as digital cameras, mobiles, etc.; games, which grew solidly thanks to the introduction of next-generation games consoles and related software; and informational entertainment, an industry being driven by the growth in movie revenue. However, this was not enough to make up for the large fall in advertising sales to companies in the finance industry, which saw voluntary restraints on advertising placements implemented by consumer finance companies; and to distribution and retail companies. As a result, sales in the subject fiscal year decreased to ¥136,062 million, 2.1% lower than in the previous fiscal year.

Looking at revenue from our other broadcasting businesses, sales increased to ¥30,875 million, 1.7% higher than in the previous fiscal year. This was the result of strong growth in subscription revenues from our CS broadcasting services and revenue from program sales which exceeded that of the previous fiscal year.

Revenues from other operations in the Television Broadcasting business increased. In the rights business, DVD sales of the *Dragonball Series* remained strong, we produced a large number of hits in the anime, variety, and drama genres, and sales of program spinoff products were also good. In the movie business, "*Limit of Love*," (released on May 7, 2006) was a major hit, becoming the number one movie in the Japanese live action category in 2006. Nonetheless, overall results were not as good as in the highly successful previous fiscal year and revenue declined. In the event business, a production of Cirque du Soleil's *Dralion* commenced a nationwide tour with a performance in Tokyo in February, and has made a successful start, but revenue over the entire fiscal year was down due to the lack of anything to equal the popularity of last year's *Alegría 2*. As a result, revenues from other operations declined to ¥53,271 million, 2.4% lower than in the previous fiscal year.

On the other hand, in terms of expenses, although there was a decline in agency fees, costs in the Broadcasting business increased due to greater depreciation, and costs in Other Operations also increased. As a result, operating expenses in the Television Broadcasting business were higher than in the previous fiscal year.

Looking at broadcasting revenues from the Radio Broadcasting business, sales came to ¥12,855 million, with both time revenue and spot revenue lower than in the previous fiscal year. Production revenue declined in the event business due to our renewed focus on profitability from the subject fiscal year, with sales coming to ¥11,428 million. For the overall Radio Broadcasting business, which includes revenues from program sales, sales decreased to ¥24,947 million, 12.3% lower than in the previous fiscal year.On the other hand, in terms of expenses, operating expenses declined more than revenue decline due to factors such as the reduction in costs resulting from the revenue decline and the decrease in depreciation.

As a result, sales in the Broadcasting segment fell 1.8% from the previous fiscal year to ¥402,789 million, while operating income was down 11.6% to ¥36,205 million.

Sales by Broadcasting Operations

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	2006	2007	Change from the previous term
Television broadcasting			
Broadcasting operations	326,981	324,604	(0.7)
Broadcasting	296,611	293,728	(1.0)
Network time	135,107	134,830	(0.2)
Local time	22,575	22,836	1.2
Spot	138,928	136,062	(2.1)
Broadcasting related business	30,370	30,875	1.7
Other operations	54,583	53,271	(2.4)
Subtotal	381,564	377,875	(1.0)
Radio broadcasting	28,461	24,947	(12.3)
Elimination in the segment	(22)	(33)	—
Total	410,003	402,789	(1.8)

Program Production and Related Business

This segment consists of subsidiaries involved in program production, engineering, set design, and other activities. Although each of our subsidiaries endeavored to increase sales from events and other areas not related to programs and to open up new business relationships with companies outside the Fuji Television Group, it was more difficult to get orders than in the previous fiscal year. As a result, sales in this segment fell 1.3% to ¥52,494 million. Operating income, however, rose 14.6% to ¥3,702 million due to efforts to lower costs.

Direct Marketing

The Direct Marketing segment mainly represents the earnings of Dinos, Inc., which also bought out Fuji Culture Planning, Inc. on October 1, 2006. In the direct marketing industry, specialized TV shopping channels and Internet shopping are currently performing well and Dinos saw 19.3% growth in its sales through the Internet, but both catalogue sales and television sales performed poorly so sales in the Direct Marketing segment decreased to ¥67,321 million, 3.5% lower than in the previous fiscal year. Meanwhile, looking at operating profit and loss, although the cost to sales ratio improved, we posted an operating loss of ¥1,664 million due to the impact of the reduced sales and also due to an increase in direct marketing expenses, including the temporary costs incurred in setting up the new distribution center.

Video and Music

Although there are many issues to be resolved in the music industry, including the creation of illegal copies of music using file-swapping software and the illegal distribution of music among mobile phones, etc., the music industry overall is beginning to show signs of recovery. In the Video and Music segment, revenue from fees for use of copyright of the music published by Fujipacific Music Inc. performed well. The reasons for this good performance included hits by Daniel Powter and others in the Western music segment, and continued growth in sales of anime and drama DVDs in the Japanese music segment. In addition, sales of Pony Canyon, Inc. DVDs including *Dragonball Z, Limit of Love, The Suspect: Muroi Shinji*, etc., are strong. As a result, sales rose to ¥74,330 million, 1.0% higher than in the previous fiscal year. Operating income was ¥3,561 million, down 10.0% from the previous fiscal year, despite our efforts to keep down production costs.

Other

In the Other segment, both sales and profits fell at Fujimic, Inc. as orders for software development hit a cyclical trough. Sales of books at Fusosha Publishing, Inc. were given a boost by Lily Franky's book *Tokyo Tower*, but the company did not produce any other hit products and neither advertising revenues from or sales of magazines showed any growth, so the company posted an operating loss. As a result, sales in this segment decreased to ¥59,116 million, 1.6% lower than in the previous fiscal year, and operating income was ¥729 million, 65.7% lower than in the previous fiscal year.

Equity-Method Affiliates

Among equity-method affiliates, Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.), now in its sixth year of operation, achieved a good performance, posting an increase in sales of 17.9% from the previous fiscal year as the number of households now able to view BS digital broadcasts topped 20 million in December 2006, and posting its first operating profit for an entire fiscal year since its establishment. Sankei Building Co., Ltd. also recorded an improved performance. Due to these results, equity in earnings of affiliated companies (net of dividends) increased to ¥2,536 million, 93.3% higher than in the previous fiscal year.

[Outlook for the Fiscal Year Ending March 31, 2008]

Although listed companies generally posted strong results in their financial statements for the fiscal year ended March 31, 2007, the impact of foreign exchange and financial markets and other aspects of the external environment combined with the spike in crude oil prices preclude excessive optimism for the future.

On the other hand, advertising expenditures in the four major media are expected to grow 1.1% year on year in 2007, better than the 0.6% growth in 2006 (source: *Advertising Expenditures in Japan*, Dentsu Inc.), on the back of such positive factors as expectations for stable expansion in the Japanese economy in 2007 underpinned by a recovery in personal consumption, and a continued increase in advertising placements in a wide range of industries.

Given this economic environment, Fuji Television is continuing to advance its reorganization of its corporate group, and is endeavoring to select and focus its management resources so as to ensure synergistic benefits are realized throughout the company even more than before.

Firstly, regarding the non-consolidated outlook, broadcasting revenues, the major source of income for the company, are faced with many unpredictable elements including the long-term rise in crude oil prices, etc., but we have high hopes of the overall positive sentiment and recovery of personal consumption in the economy and are forecasting that broadcasting revenues will be slightly higher than in the previous period. Furthermore, we expect that non-advertising revenue, including from movie, video, and events, will remain at about the same level as in the previous fiscal year overall. On the other hand, costs are expected to increase along with the holding of the Volleyball World Cup, a major event held only once every four years, and we have also budgeted for an increase in depreciation and management expenses resulting from commencing operation of the Rinkai Fukutoshin Studios (provisional name). So for the entire fiscal year we anticipate a slight increase in sales and a decline in profits.

Secondly, regarding the consolidated outlook, we are budgeting for a slight increase in the revenue of the non-consolidated Fuji Television (the parent company) and an increase in revenue generated by the integration of the four advertising companies that we are preparing to carry out in second half of the fiscal year as a part of the group reorganization. All of the companies in the group are working to control costs and are on the recovery path, with Video and Music expected to increase profits and Direct Marketing expected to go into the black, but for the entire fiscal year we anticipate a slight increase in sales and a decline in profits, the same as for the non-consolidated result.

As a result, the non-consolidated outlook for the next fiscal year is net sales of ¥378.7 billion, operating income of ¥26.5 billion, recurring profit of ¥28.6 billion, and net income for the subject fiscal year of ¥16.6 billion; and the consolidated outlook is net sales of ¥586.0 billion, operating income of ¥34.1 billion, recurring profit of ¥37.3 billion, and net income for the subject fiscal year of ¥21.0 billion.

(2) Financial Condition

Total assets at the end of the subject fiscal year amounted to ¥731,496 million, an increase of ¥39,138 million from March 31, 2006.

Total current assets amounted to ¥283,029 million, an increase of ¥21,997 million from the end of fiscal 2006. This was mainly due to an increase in marketable securities. Total fixed assets increased by ¥17,158 million from the end of fiscal 2006, reaching ¥448,467 million. Tangible fixed assets, despite such increases as payments of construction fees for Rinkai Fukutoshin Studios (provisional name), declined due to a softening of the market valuation differences of our investments in securities.

Total liabilities amounted to ¥261,909 million, an increase of ¥41,376 million from the end of fiscal 2006. This was due mainly to an increase in accrued income taxes and an increase in other current liabilities, including accounts payable and other items.

Net assets amounted to ¥469,586 million, and there was also a decline in valuation differences on marketable securities. Fuji Television also retired ¥145,346 million in treasury stock in May 2006.

Cash flows during the subject fiscal year were as follows.

Cash flows from operating activities amounted to revenue of ¥60,718 million, ¥14,931 million higher than in the previous fiscal year. This was due mainly to reimbursement of income taxes paid in the previous fiscal year.

Cash flows from investment activities amounted to an expenditure of ¥18,206 million, ¥51,542 million less expenditure than in the previous fiscal year. This was due mainly to a decline in expenditure for the acquisition of investment securities and a tender offer by a consolidated subsidiary in fiscal 2006 to repurchase its own shares.

Cash flows from financing activities amounted to expenditure of ¥9,013 million, ¥19,628 million less expenditure than in the previous fiscal year. This was due mainly to a decrease in outflows for repayment of long-term debt. As a result, the balance of cash and cash equivalents at the end of the subject fiscal year amounted to ¥104,224 million, an increase of ¥33,160 million from the end of fiscal 2006.

Trends in cash flow indices are shown below:

Years ended March 31

	2004	2005	2006	2007
Equity ratio (%)	80.2	70.3	66.9	63.3
Equity ratio, based on market value (%)	116.5	87.3	97.8	86.0
Number of years for amortization (years)	0.1	0.1	1.3	1.0
Interest coverage ratio	356.6	362.8	174.7	57.0

Notes:

1. Equity ratio=total shareholders' equity/total assets
2. Equity ratio based on market value: Total market value of stocks/total assets
3. Number of years for amortization: interest-bearing debt/operating cash flows
4. Interest coverage ratio: operating cash flows/interest payments

*1. All indices are calculated on a consolidated basis.

*2. The total market value of stocks is calculated by multiplying market value at the balance sheet date by the number of shares issued by the balance sheet date.

*3. "Operating cash flows" refers to cash flows used in operating activities as shown in the consolidated balance sheets.

*4. "Interest-bearing debt" refers to all debts listed in the consolidated balance sheets on which the Company pays interest. "Interest payments" denotes interest payments as reflected in the consolidated cash flow statements.

(3) Basic Policies Concerning the Distribution of Company Profits and Dividends in the Subject and Next Fiscal Years

Fuji Television regards the disbursement of profits to shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its performance, while aggressively investing in infrastructure and content, and entering new fields of business, in order to respond to changes in the broadcasting industry.

Regarding dividends from surplus, we aim for a standard of a non-consolidated dividend payout ratio of 50% and make decisions regarding the appropriate payment of the dividends for a specified accounting period based on a comprehensive review of the various elements related to the company's income during said period, the investments necessary to develop the business in the future, and other factors.

Based on these policies, we made the dividend payouts at the end of the subject fiscal year (the fiscal year ended March 31, 2007) ¥3,000 per share. This means that the full-year dividend payout came to ¥5,000 per share, including the ¥2,000 interim dividend (a non-consolidated dividend payout ratio of 48.2%). This issue will be on the agenda of the 66th ordinary general meeting of shareholders, scheduled to be held on June 28, 2007.

Furthermore, regarding the next fiscal year ending March 31, 2008, both the interim dividend payout and the year-end dividend payout are expected to be ¥1,800 per share, amounting to a full-year dividend payout of ¥3,600 per share (a non-consolidated dividend payout ratio of 49.9%).

2. ORGANIZATION OF THE FUJI TELEVISION NETWORK GROUP

Fuji Television, its subsidiaries, the Nippon Broadcasting System, Inc. and Pony Canyon, Inc., and its affiliate, Sankei Shimbun Co., Ltd, each have their own corporate groups composed of subsidiaries and affiliates and this constellation of companies is involved in a broad range of businesses that include activities in the fields of culture, entertainment, sports, news and the environment.

The Fuji Television Group is made up of the parent company (Fuji Television) and 55 subsidiaries and 37 affiliates, including Nippon Broadcasting System, Inc. and Pony Canyon, Inc. The companies' major activities are broadcasting, as prescribed by Japan's Broadcasting Law; planning, production, technology and transmissions involving programs for broadcast; direct marketing, and video and music. These companies also provide services related to each of these businesses.

The major business categories of the Fuji Television Network Group are shown below. Note that the categories are the same as the segments used for financial reporting purposes.

Category	Major Companies
Broadcasting Television and radio broadcasting	Fuji Television Network, Inc. Nippon Broadcasting System, Inc.
Program Production and Related Business Planning, production, engineering and relay operations as well as other businesses for programming	Kyodo Edit, Co., Ltd. Kyodo Television, Limited Vasc, Inc. Happo Television, Inc. Van Eight Production, Inc. Fuji Art, Inc. Fuji Creative Corporation Fuji Lighting and Technology, Inc. Basis, Ltd. Fuji International Productions (UK) Ltd. Fujisankei Communications International, Inc.
Direct Marketing Direct marketing and sales of fresh flowers	Dinos Inc. FujiTV Flower Center, Co., Ltd.
Video and Music Production and sale of music and video software, management of music copyrights, etc.	Shinko Music Publishers Co., Ltd. Fujipacific Music Inc. "Fuji Music Partners" Pony Canyon Inc. Ponycanyon Enterprise Inc. Fujipacific Music (USA), Inc. Fujisankei California Entertainment, Inc. T/Q Music, Inc. Windswept Classics, Inc.
Other Publishing, advertising, temporary agency services, equipment leasing, software development, etc.	Nippon Broadcasting Projects, Inc. Bigshot Inc. Fujisankei Advertising work Inc. Fuji Jinzai Center, Inc. Fujimic, Inc. Fusosha Publishing, Inc.

3. MANAGEMENT POLICIES

(1) Basic Policies

Fuji Television and the Fuji Television Group recognize the public mission and social responsibility inherent in broadcasting, and have adopted as their basic policy the production and distribution of programs, movies, events, and other high-quality content enjoyed by a wide range of viewers, together with the maximization of the value that is generated from such content.

The business environment of the Group has changed dramatically in recent years with the digitization of terrestrial broadcasts, the launch of digital broadcasts for mobile devices, and the spread of Broadcasting Satellite (BS) and Communication Satellite (CS) media, mobile media devices, and broadband Internet access. The Fuji Television Group, in order to respond readily to changes in the media environment and expand its profit-earning opportunities, has adopted the most effective "content factory" model to provide appealing and high-quality content for a diverse range of transmission routes, which has substantially boosted its content production capabilities. We are also working to restructure the Group and strengthen its management foundation.

As one of the leading companies in the Japanese media content industry, Fuji Television will continue to maximize the value generated from its content and enhance its competitiveness, as well as work to establish a stable management foundation that provides sustainable growth, and enhance its corporate value.

(2) Management Goals and Indices

The Company believes the setting of certain management goals to be meaningful. That said, we believe our operating environment will continue to experience significant changes over the near term, which may make it difficult to evaluate progress toward such goals using fixed management performance indicators. As a result, we attach great importance to the flexibility of our management, which must remain responsive to changes in our operating environment. In light of these considerations, we have not established specific numerical targets. However, by working to improve capital and asset efficiency and setting our liability and -capital structure appropriately, we aim to improve our management efficiency as measured by return on equity and return on assets. And by achieving an appropriate level of capital costs, we will work to boost shareholder and corporate value.

(3) Medium- to Long-Term Management Strategies and Issues to be Addressed

Fuji Television announced its medium-term business plan in November 2006. In this plan, Fuji Television Group declares that its priority management strategies are to further strengthen its content creation capabilities and to maximize its content value, in order to allow for a response to any changes in the media environment. Furthermore, the plan sets a target of consolidated recurring profit of ¥70 billion for FY2011, the year when the transition to terrestrial digital broadcasting is completed. We will achieve this target by practicing thorough cost management, strengthening and further developing existing businesses, and developing new businesses.

The most important part of these strategies is the construction of the Rinkai Fukutoshin Studios (provisional name), located near the Daiba head office building, completed in March 2007, and scheduled to go into full operation in September 2007. This new studio will concentrate in one location the production facilities that are currently spread around Tokyo, allowing for a unified content production system to be established in Daiba that includes all aspects of production, from the planning stage through recording and programming. The Fuji Television Group anticipates a significant increase in the creativity, operational efficiency and cost effectiveness of content production, and plans to make a strong push forward toward improving content quality, and the production of leading content. The Rinkai Fukutoshin Studios (provisional name) will be a true "content factory" that provides for concentration of the content creation capabilities of the Fuji Television Group, and which we also expect to become a symbol for the group on par with the Fuji Television building.

Terrestrial digital broadcasting commenced in December 2003, initially through low-power transmissions. Such transmissions were converted to full 10kW power in December 2005, and digital broadcasts at relay stations have also started, such that the present coverage has extended to over 90% of households in the Kanto region. As the plan is to end the current analog broadcasting format (termination of analog service) and complete the transition to terrestrial digital broadcasting by 2011, we are working to promote the dissemination of terrestrial digital broadcasting and are continuing efforts to make people aware of the upcoming termination of analog service.

In April 2006 Fuji Television launched a terrestrial digital broadcast service for mobile phones and other portable devices (referred to as "one-segment" broadcasts in Japanese). This service allows programs to be viewed anytime and anywhere within the terrestrial digital broadcast reception area, and as a new, independent media has the potential for expanded business opportunities in the future, such as the ability to receive emergency information during disasters, or programming-related information through data broadcasts. The Fuji Television Group plans to offer services linking the "one-segment" broadcasts already underway with mobile Internet access, as well as move ahead with the development of content specifically for broadcast to mobile devices.

In the creation of programming content, Fuji Television is equipping its studios to produce high-definition programming, and is working to raise the percentage of dramas, variety shows, and news and information programs that are offered in a high-definition format. We are also steadily expanding data transmissions linked in real time with programming, and are exploring new types of content creation combining television broadcasts, mobile media and the Internet.

Fuji Television utilizes the airwaves shared by all residents of Japan to operate a broadcast business, and with a deep awareness of the public mission and social responsibilities of such a business strives to contribute to the fulfillment and development of the lives of a broad range of citizens through its programming and business operations. In July 2006 Fuji Television made its CSR Promotion Office an independent division, and established a CSR Committee and CSR Committee Project Team in order to better incorporate the principles of corporate social responsibility in its operations. We are also continuing with efforts to establish a system of internal controls to ensure proper operational conduct, from the standpoint of transparency in management, and the sustaining and enhancement of fairness. We have also established a

Committee for Compliance and Risk Management headed by the president, and designated compliance officers for each workplace in order to ensure that compliance is fully observed.

In its terrestrial digital broadcasting operations Fuji Television makes proactive efforts to ensure stable growth of advertising revenue, strengthen and develop such media as Broadcasting Satellite (BS) and Communication Satellite (CS) broadcasting, and to link programming with the Internet, reinforcing a structure that provides for transmission of content produced by Fuji Television over a wide range of media, and expands earnings. We are also using television broadcasting as a base to actively pursue other businesses that generate non-advertising revenue, such as DVD package sales, character licensing and other rights businesses, a movie business, an event business, and a direct marketing business using a range of media, as we broaden our management foundation.

In April 2006, the Fuji Television Group transitioned to a consolidated management structure with Fuji Television as an operating holding company. In March 2007, the Company purchased the remaining stock in Fuji Television's subsidiaries Pony Canyon, Inc. and Fusosha Publishing, Inc. and made them wholly-owned subsidiaries, and also purchased additional stock in BS Fuji, Inc., an affiliate of Fuji Television. Furthermore, the Company concluded a basic agreement regarding a merger with Fuji Television subsidiaries Bigshot, Inc., Fuji Sankei Advertising Work, Inc., and T*Com Corporation, and Fuji Ad. Systems Corp., a joint venture company of six companies in the Fuyo Group and the Fuji Television Group. The agreement was signed by all the interested parties and lays out a roadmap to an eventual merger. We intend to continue to pursue a flexible program of selection and concentration of management resources with Fuji Television at the core, maximize the power and creativity of each group company, and develop as a highly competitive media corporate group. The integrated business development of the Fuji Television Group—unlike any other in the field—has been highly regarded for some time. Moving forward, to respond to the deep trust placed in us by shareholders and investors, we will further develop various businesses that maximize content value and earnings, ensure stable income so as to provide returns to shareholders and allow for future investments to readily respond to any and all changes in the business environment, and strengthen competitiveness to achieve sustained growth.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

At March 31

	2006		2007		Change from the previous year
	Millions of yen	%	Millions of yen	%	
ASSETS					
Current assets:					
1. Cash and time deposits	49,986		46,368		
2. Trade notes and accounts receivable	111,958		119,763		
3. Marketable securities	30,008		58,697		
4. Inventories	22,517		23,152		
5. Deferred income tax	5,424		7,173		
6. Other current assets	41,591		28,245		
7. Less allowance for doubtful accounts	(454)		(372)		
Total current assets	261,031	37.7	283,029	38.7	21,997
Fixed assets:					
1. Tangible fixed assets					
(1) Buildings and structures	89,898		84,957		
(2) Machinery and equipment	16,372		17,451		
(3) Land	27,079		27,080		
(4) Construction in progress	11,439		41,090		
(5) Other tangible fixed assets	9,550		9,314		
Total tangible fixed assets	154,342	22.3	179,893	24.6	25,551
2. Intangible fixed assets					
(1) Business rights	1,674		—		
(2) Goodwill	—		8,616		
(3) Leased land rights	15,356		15,356		
(4) Software	15,521		17,333		
(5) Other intangible fixed assets	12,908		12,575		
Total intangible fixed assets	45,461	6.6	53,881	7.4	8,420
3. Investments and other assets					
(1) Investment in securities	211,197		192,027		
(2) Long-term loans	920		1,231		
(3) Deferred income tax	3,873		3,584		
(4) Other	20,277		20,307		
(5) Less allowance for doubtful accounts	(4,763)		(2,459)		
Total investments and other assets	231,504	33.4	214,691	29.3	(16,813)
Total fixed assets	431,308	62.3	448,467	61.3	17,158
Deferred assets					
Discount on bonds	17		—		
Total deferred assets	17	0.0	—	—	(17)
Total assets	692,357	100.0	731,496	100.0	39,138

At March 31

	2006		2007		Change from the previous year
	Millions of yen	%	Millions of yen	%	
LIABILITIES					
Current liabilities:					
1. Trade notes and accounts payable	51,330		58,905		
2. Short-term borrowings	5,989		5,490		
3. Accrued income taxes	2,373		16,535		
4. Allowance for sales returns	839		917		
5. Allowance for loss on cancellation of contracts	—		401		
6. Other current liabilities	45,206		68,295		
Total current liabilities	105,738	15.3	150,545	20.6	44,806
Long-term liabilities:					
1 Corporate bonds	50,000		49,984		
2 Bonds with stock purchase rights	366		369		
3 Long-term borrowings	1,904		2,091		
4 Deferred tax liabilities	22,077		12,283		
5 Retirement allowance for employees	30,794		31,683		
6 Retirement allowance for directors	3,327		3,441		
7 Consolidated adjustment account	5,439		—		
8.Negative goodwill	—		10,598		
9 Other long-term liabilities	885		911		
Total long-term liabilities	114,793	16.5	111,364	15.2	(3,429)
Total liabilities	220,532	31.8	261,909	35.8	41,376
MINORITY INTERESTS					
Minority interests	8,921	1.3	—	—	—
SHAREHOLDERS' EQUITY					
Common stock	146,200	21.1	—	—	
Capital surplus	175,275	25.3	—	—	
Retained earnings	269,855	39.0	—	—	
Reevaluation differences of land	(435)	(0.0)	—	—	
Valuation gain on other securities	32,621	4.7	—	—	
Foreign exchange adjustment	237	0.0	—	—	
Treasury stock	(160,851)	(23.2)	—	—	
Total shareholders' equity	462,903	66.9	—	—	—
Total liabilities, minority interests and shareholders' equity	692,357	100.0	—	—	—

	2006		2007		Change from the previous year
	Millions of yen	%	Millions of yen	%	Millions of yen
NET ASSETS					
Shareholders' equity:					
1. Paid-in capital	—		146,200		
2. Capital surplus	—		173,664		
3. Retained earnings	—		141,364		
4. Treasury stock	—		(15,505)		
Total shareholders' equity	—	—	445,723	60.9	—
Valuation and translation adjustments:					
1. Valuation difference on available-for sale securities	—		17,448		
2. Revaluation difference on land	—		(454)		
3. Translation adjustments	—		223		
Total	—	—	17,217	2.4	—
Minority interests	—	—	6,645	0.9	—
Total net assets	—	—	469,586	64.2	—
Total liabilities and net assets	—	—	731,496	100.0	—

(2) Consolidated Statements of Income

Years ended March 31

	2006		2007		Change from the previous year	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	593,493	100.0	582,660	100.0	(10,833)	(1.8)
Cost of sales	383,592	64.6	379,444	65.1	(4,147)	(1.1)
Gross profit	209,901	35.4	203,215	34.9	(6,686)	(3.2)
Selling, general and administrative expenses:						
1. Selling expense	112,796		114,604			
2. General and administrative expenses	46,380		46,285			
	159,176	26.8	160,889	27.6	1,712	1.1
Operating income	50,724	8.6	42,325	7.3	(8,399)	(16.6)
Non-operating revenues:						
1. Interests	294		393			
2. Dividends	1,073		1,894			
3. Equity in earnings of affiliates	1,312		2,536			
4. Rental fee	1,155		1,124			
5. Sale of marketable securities	23		14			
6. Stock lending fee	402		—			
7. Others	737		1,509			
Total	4,998	0.8	7,473	1.3	2,474	49.5
Non-operating expenses:						
1. Interests	404		921			
2. Loss on investment association	1,948		1,535			
3. Issue of new stocks	532		—			
4. Issue of corporate bonds	215		—			
5. Rental fee	857		837			
6. Payment fee	356		—			
7. Others	1,067		508			
Total	5,383	0.9	3,803	0.7	(1,579)	(29.3)
Recurring profit	50,340	8.5	45,995	7.9	(4,344)	(8.6)

	2006		2007		Change from the previous year	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Extraordinary gain						
1. Gain on the sale of fixed assets	7		46			
2. Gain on the sale of investment securities	11,647		71			
3. Dividends of liquidated marketable securities	98		—			
4. Reversal of retirement allowance for directors	97		—			
5. Reversal of allowance for loss of annulment of contracts	7		—			
6. Gain on sale of membership	—		31			
7. Reversal of membership deposits	—		33			
8. Others	64		48			
Total	11,922	2.0	230	0.0	(11,692)	(98.1)
Extraordinary loss						
1. Loss on sale of fixed assets	203		19			
2. Loss on disposal of fixed assets	284		200			
3. Loss on sale of investment securities	34,885		0			
4. Valuation losses on investment securities	206		342			
5. Valuation losses on shares of affiliated companies	179		—			
6. Valuation losses on membership	19		2			
7. Reserves for membership deposits	47		16			
8. Loss on sale of membership	1		0			
9. Special retirement benefit	—		70			
10. Others	318		151			
Total	36,147	6.1	803	0.1	(35,344)	(97.8)
Income before income taxes	26,115	4.4	45,422	7.8	19,307	73.9
Income taxes and enterprise taxes	9,607		20,858			
Adjustment for income taxes	3,769		(1,036)			
Total	13,377	2.3	19,821	3.4	6,444	48.2
Minority interests	1,392	0.2	753	0.1	(638)	(45.9)
Net income	11,345	1.9	24,846	4.3	13,501	119.0

(3) Consolidated Statements of Retained Earnings

Year ended March 31

	2006
	Millions of yen
CAPITAL SURPLUS	
Capital surplus at the beginning of the year	142,214
Increase in capital surplus	
1. Issuance of new stock through the exercise of warrants	31,450
2. Excess arising from retirement of treasury stock	1,610
Total	33,060
Capital surplus at the end of the period	175,275
RETAINED EARNINGS	
Retained earnings at the beginning of the year	272,090
Consolidated retained earnings at the beginning of the year	
Increase in retained earnings	
1. Net income	11,345
2. Transfer to land revaluation excess	7
Total	11,352
Decrease in retained earnings	
1. Cash dividends	13,194
2. Directors' bonuses	393
Total	13,587
Retained earnings at the end of the period	269,855

(4) Consolidated Statements of Changes in Shareholders' Equity

Year ended March 31, 2007

	Owners' equity				
	Paid-in capital	Capital surplus	Retained earnings	Treasury stock	Total
Balance at March 31, 2006	146,200	175,275	269,855	(160,851)	430,479
Change in year ended March 31, 2007					
Dividends from surplus			(9,212)		(9,212)
Directors' bonuses from earnings appropriation			(382)		(382)
Net income			24,846		24,846
Cancellation of treasury stock		(1,610)	(143,735)	145,346	—
Transfer to land revaluation excess			18		18
Decrease in the change to the scope of consolidation			(26)		(26)
Net increase/decrease during the term under review except in shareholders' equity					
Total	—	(1,610)	(128,491)	145,346	15,244
Balance at March 31, 2007	146,200	173,664	141,364	(15,505)	445,723

	Valuation and translation adjustments				Minority interests	Total net assets
	Valuation differences on other securities	Land revaluation excess	Equity adjustment from foreign currency translation	Total		
Balance at March 31, 2006	32,621	(435)	237	32,423	8,921	471,825
Change in year ended March 31, 2007						
Dividends from surplus						(9,212)
Directors' bonuses from earnings appropriation						(382)
Net income						24,846
Acquisition of treasury stock						—
Transfer to land revaluation excess						18
Decrease in the change to the scope of consolidation						(26)
Net increase/decrease during the term under review except in shareholders' equity	(15,1730)	(18)	(14)	(15,206)	(2,276)	(17,48)
Total	(15,173)	(18)	(14)	(15,206)	(2,276)	(2,238)
Balance at March 31, 2007	17,448	(454)	223	17,217	6,645	469,586

(5) Consolidated Statements of Cash Flows

Years ended March 31

	2006	2007	Change from the previous year
	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities:			
1. Income before income tax	26,115	45,422	
2. Depreciation	18,208	18,626	
3. Amortization of consolidated differences	407	—	
4. Amortization of negative goodwill	—	754	
5. Increase (decrease) in allowance for doubtful accounts	(615)	259	
6. Increase (decrease) in other allowances	(756)	(19)	
7. Interest and dividend receivable	(1,367)	(2,288)	
8. Interests expense	404	921	
9. Loss on revaluation of foreign currency assets	0	(12)	
10. Equity in earnings of affiliated companies, net of dividends	(1,312)	(2,536)	
11. (Gain) loss on sale and disposal of fixed assets	481	174	
12. (Gain) loss on sale of marketable securities	23,238	(71)	
13. Decrease (increase) in notes and accounts receivable, trade	5,416	(8,402)	
14. Decrease (increase) in inventories	1,775	(637)	
15. Increase in notes and accounts payable	(5,682)	7,612	
16. Others	3,406	3,808	
Subtotal	69,720	63,610	(6,109)
17. Proceeds from interests and dividend income	1,690	2,801	
18. Payment of interests	(262)	(1,066)	
19. Payment of income taxes	(25,109)	(8,243)	
20. Refund of income taxes		3,600	
21. Others	(252)	14	
Net cash provided by operating activities	45,786	60,718	14,931
Cash flows from investing activities:			
1. Payments for purchase of marketable securities	(2,598)	(25,144)	
2. Proceeds from sales of marketable securities	59,638	22,951	
3. Payments on purchase of tangible fixed assets	(21,282)	(21,336)	
4. Proceeds from sale of tangible fixed assets	243	126	
5. Payments on purchase of intangible fixed assets	(6,373)	(6,372)	
6. Redemption of bonds	(88,376)	(5,267)	
7. Proceeds from sale of marketable securities	37,163	10,095	
8. Payments for acquisition of subsidiaries' stocks	(23,601)	(5,681)	
9. Payments for the acquisition of subsidiaries' stock associated with changes to the scope of consolidation	(40,339)	—	
10. Payments for the loans	(271)	(259)	
11. Proceeds from the loans collected	521	98	
12. Others	15,527	12,584	
Net cash used in investing activities	(69,748)	(18,206)	51,542

	2006	2007	Change from the previous year
	Millions of yen	Millions of yen	Millions of yen
Cash flows from financing activities:			
1. Net decrease in short-term borrowings	(3,926)	276	
2. Proceeds from long-term borrowings	800	1,148	
3. Repayments of long-term debt	(64,925)	(1,736)	
4 Proceeds from the issuance of corporate bonds	49,951	—	
5. Payments on purchase of treasury stocks	(18,148)	—	
6. Proceeds from sale of treasury stocks	20,713	—	
7. Dividends paid by the Company	(12,832)	(8,406)	
8. Dividends paid to minority interests	(274)	(294)	
Net cash used in financing activities	(28,642)	(9,013)	19,628
Effect of exchange rate changes on cash and cash equivalents	370	18	
Net increase (decrease) in cash and cash equivalents	(52,233)	33,517	
Cash and cash equivalents at the beginning of the year	113,408	71,163	(42,244)
Net increase in cash and cash equivalents of new consolidated subsidiaries	9,988	—	
Decrease in cash and cash equivalents of the change of the scope of consolidation	—	(356)	
Cash and cash equivalents at the end of the year	71,163	104,324	33,160

(6) Segment Information

Year ended March 31, 2006 (Figures less than ¥1 million have been omitted.)

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Eliminations
Net sales:								
1. Net sales to third parties	388,179	21,649	69,484	72,474	41,706	593,493	—	593,493
2. Intra-group net sales and transfers	21,823	31,558	255	1,092	18,390	73,120	(73,120)	—
Total sales	410,003	53,207	69,739	73,566	60,096	666,614	(73,120)	593,493
Operating expenses	369,066	49,977	68,459	69,610	57,967	615,082	(72,313)	542,769
Operating income	40,936	3,230	1,279	3,956	2,128	51,532	(807)	50,724
Assets, depreciation, and capital expenditures:								
Total assets	563,333	30,205	23,360	52,514	30,435	699,849	(7,491)	692,357
Depreciation	14,523	660	480	949	1,970	18,584	(376)	18,208
Capital expenditures	23,893	588	619	475	2,097	27,674	(529)	27,144

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
Broadcasting business	Sales of TV broadcasting time and programming
Program production and related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Other	Temporary agency services, movables leasing, software development, publishing

3. Changes to segment classifications

Prior to the current fiscal year, Fuji Television's business segments were categorized into Television Broadcasting, Broadcasting-Related Business, Direct Marketing, and Other Businesses. From the interim period, these categories have been reorganized into Broadcasting, Program Production and Related Business, Direct Marketing, Video and Music, and Other.

This realignment reflects a review of the business categories included in our operating segments in line with the changes in the scope of consolidation resulting from Nippon Broadcasting becoming a subsidiary. In other words, we combined Fuji Television's television broadcasting business with Nippon Broadcasting's radio broadcasting business under the Broadcasting segment. In addition, we made Video and Music an independent segment, taking it out of the Other segment to reflect its increased importance now that Pony Canyon Inc. is a consolidated subsidiary.

As a result, compared with the same classifications in the previous fiscal year, sales and operating income increased respectively by ¥28,438 million and ¥1,079 million in the Broadcasting segment compared with the former Television Broadcasting segment. In addition, sales rose by ¥73,566 million and operating income by ¥3,956 million in the Video and Music segment, and sales declined by ¥95,779 million and operating income by ¥4,883 million in the Other segment.

The following table shows segment data assuming that the segment classifications used during the interim period ended September 30, 2005 were applied in the interim period ended September 30, 2004 and the fiscal year ended March 31, 2005.

Year ended March 31, 2005 (Figures less than ¥1 million have been omitted.)

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidated
Net sales:								
1. Net sales to third parties	370,463	19,881	67,966	895	17,526	476,733	—	476,733
2. Intra-group net sales and transfers	5,575	29,802	399	4	12,004	47,786	(47,786)	—
Total sales	376,039	49,683	68,366	900	29,531	524,520	(47,786)	476,733
Operating expenses	337,253	46,545	66,118	1,416	29,747	481,081	(47,929)	433,152
Operating income	38,785	3,137	2,248	(515)	(216)	43,438	142	43,581
Assets, depreciation, and capital expenditures:								
Total assets	594,738	28,729	20,915	24,846	21,004	690,233	(9,043)	681,190
Depreciation	11,272	594	504	420	146	12,937	(264)	12,673
Capital expenditures	29,354	1,014	303	3,302	169	34,144	(726)	33,418

Year ended March 31, 2007 (Figures less than ¥1 million have been omitted.)

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Eliminations
Net sales:								
1. Net sales to third parties	379,277	21,173	67,039	72,996	42,173	582,660	---	582,660
2. Intra-group net sales and transfers	23,512	31,321	282	1,333	16,942	73,392	(73,392)	---
Total sales	402,789	52,494	67,321	74,330	59,116	656,052	(73,392)	582,660
Operating expenses	366,584	48,791	68,986	70,768	58,386	613,518	(73,183)	540,334
Operating income	36,205	3,702	(1,664)	3,561	729	42,533	(208)	42,325
Assets, depreciation, and capital expenditures:								
Total assets	591,244	32,458	23,541	63,982	31,184	742,411	(10,914)	731,496
Depreciation	15,130	579	539	914	1,956	19,121	(494)	18,626
Capital expenditures	43,150	580	1,045	470	1,864	47,110	(566)	46,544

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
Broadcasting business	Sales of TV broadcasting time and programming
TV broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Other	Temporary agency services, movables leasing, software development, publishing

3. As stated in the Significant Matters Regarding the Basis for Preparation of the Financial Statements, 4. Matters Concerning Accounting Standards, (4) Accounting Standards for Major Allowances, iii. Allowance for Directors' Bonus (change in accounting policy), from the subject fiscal year Fuji Television has applied the Accounting Standard for Directors' Bonus (Accounting Standards Board of Japan (ASBJ) Corporate Accounting Standard No. 4 of November 29, 2005).

As a result of this change, when compared to the former method, operating expenses during the subject fiscal year increased by ¥111 million in the Broadcasting segment, ¥136 million in the Program Production and Related Business segment, ¥105 million in the Video and Music segment, and ¥49 million in the Other Businesses segment, with operating income reduced in each segment accordingly.

4. As stated in Changes in Significant Matters Regarding the Basis for Preparation of the Financial Statements (Changes in Accounting Standards, etc., Pertaining to Corporate Integration), due to a revision to regulations concerning consolidated financial statements for the period, from the subject fiscal year, goodwill and negative goodwill or amortization of goodwill and negative goodwill will be accounted together. As a result of this change, when compared to the former method, operating expenses during the subject fiscal year increased by ¥497 million in the Broadcasting segment, ¥72 million in the Program Production and Related Business segment, ¥18 million in the Direct Marketing segment, ¥73 million in the Video and Music segment, and ¥9 million in the Other segment, with operating income reduced in each segment accordingly.

Furthermore, assets increased by ¥92 million in the Program Production and Related Business segment, ¥202 million in the Direct Marketing segment, ¥6,379 million in the Video and Music segment, and ¥599 million in the Other segment.

FILE No. 82-5176

(Translation)

May 15, 2007

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

(Code No. 4676, 1st section of Tokyo Stock Exchange)

Person to contact: Osamu Okada
General Manager of Accounting Dept.
Tel: 03-5500-8888 (Key)

Notice of the Distribution of Retained Earnings

Notice is hereby given that Fuji Television Network, Incorporated (the "Company"), at the meeting of its Board of Directors held on May 15, 2007, adopted a resolution to distribute retained earnings with the record date therefor fixed on March 31, 2007, as described below:

Description

1. Details of dividends:

	Amount determined	Most recent forecast for dividends (publicized on November 16, 2006)	Dividends for the year ended March 31, 2006
Record date	March 31, 2007	Same as on the left	March 31, 2006
Dividend per share	¥3,000	¥2,000	¥2,000
Aggregate amount of dividends	¥6,909 million	-	¥4,606 million
Effective date	June 29, 2007	-	June 30, 2006
Source of dividends	Retained earnings	-	Retained earnings

2. Reason:

The Company regards the disbursement of profits to its shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its performance, while aggressively investing in infrastructure and content and entering new fields of business in order to respond to changes in the broadcasting industry.

Regarding the distribution of retained earnings, the Company aims for a standard of a non-consolidated dividend payout ratio of 50% and makes decisions regarding the appropriate payment of dividends for a specified fiscal year based on a comprehensive review of various elements related to the Company's income during the said year, the investments necessary to develop the business in the future and other factors.

Based on this policy, the Company will pay dividends of ¥3,000 per share for the fiscal year ended March 31, 2007. This means that the annual dividends will amount to ¥5,000 per share, including ¥2,000 per share in interim dividends (non-consolidated dividend payout ratio: 48.2%). This issue will be on the agenda of the 66th Ordinary General Meeting of Shareholders to be held on June 28, 2007.

(For reference) Breakdown of the annual dividends

	Dividend per share		
Record date	Interim	Year-end	Annual
Year ended March 31, 2007	¥2,000	¥3,000	¥5,000
Year ended March 31, 2006	¥2,000	¥2,000	¥4,000

- END -

(Translation)

May 16, 2007

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
(Code No. 4676, 1st section of Tokyo Stock Exchange)	
Person to contact:	Osamu Okada General Manager of Accounting Dept. Tel: 03-5500-8888 (Key)

Notice of Change of President and Representative Director

Notice is hereby given that Fuji Television Network, Incorporated (the "Company") today decided unofficially to make a change of President and Representative Director, as described below.

The change will, subject to resolution at the meeting of the Board of Directors of the Company to be held on May 18, 2007, be decided officially at the Ordinary General Meeting of Shareholders of the Company to be held on June 28, 2007 and at a meeting of its Board of Directors to be held thereafter.

Description

1. Details:

i) Assumption of office

Name	New title	Present title
Kou Toyoda	President and Representative Director	Managing Director

ii) Retirement

Name	Present title
Koichi Murakami	President and Representative Director

2. Reason

The Company aims to further make a leap forward and foster development to strengthen the management bases of the Company and its Group and materialize its growth vision in the future.

3. Name and career summary of the new Representative Director

i)	New title	President and Representative Director
ii)	Name	Kou Toyoda
iii)	Date of birth	April 28, 1946
iv)	Career summary	
	April 1971	Joined the Company
	June 1997	General Manager, Sales Department, Sales Division
	June 2001	Director, in charge of sales
	June 2005	Managing Director, in charge of sales, affiliate relations, events and promotion, and intellectual properties (at present)

4. Scheduled date of the assumption of office

June 28, 2007

-END-

END